EXHIBIT 12.1

	Six months ended					Period from 28-Oct-13 (inception) to
	June 30, 2018	Years ended December 31				December 31 2013
		2017	2016	2015	2014
Net Loss	$(66,689)	$(68,357)	$(23,202)	$(25,828)	$(6,800)	$(2,139)
Consolidated Ratio of Earnings to Fixed Charges (1)	N/A	N/A	N/A	N/A	N/A
Coverage Deficiency	$(66,689)	$(68,357)	$(23,202)	$(25,828)	$(6,800)	$(2,139)

(1)

Due to our net losses for the six months ended June 30, 2018, for the years ended December 31, 2017, 2016, 2015 and 2014, and for the period from October 28, 2013 (inception) to December 31, 2013, earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.